UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission file number: 000-25927

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Macatawa Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424

401(k) Plan

Financial Statements
and
Supplementary Information

For the Years Ended
December 31, 2019 and 2018

MACATAWA BANK
401(k) PLAN

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Audit Committee
of Macatawa Bank Corporation
Macatawa Bank 401(k) Plan
Holland, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Macatawa Bank 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2011.
Grand Rapids, Michigan
May 21, 2020

MACATAWA BANK CORPORATION
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2019 and 2018

	2019	2018
ASSETS
Investments at fair value
Mutual funds	$27,342,839	$21,991,929
Common/collective trust	1,755,108	1,710,756
Macatawa Bank Corporation common stock	1,936,030	2,740,275
Total investments at fair value	31,033,977	26,442,960

Cash	10,762	5,726
Notes receivable from participants	320,288	447,393
Total receivables and other assets	331,050	453,119

Net assets available for benefits	$31,365,027	$26,896,079

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2019 and 2018

	2019	2018
Additions to net assets attributed to
Investment income
Dividend income	$1,107,473	$1,343,270
Interest income	12	11
Net appreciation (depreciation) in fair value of investments	5,129,138	(2,752,172)
Total investment income and loss	6,236,623	(1,408,891)

Contributions
Participant	1,436,101	1,406,116
Match	723,446	715,789
Rollover	159,415	306,360
Total contributions	2,318,962	2,428,265

Interest income - notes receivable from participants	20,824	22,661
Total additions	8,576,409	1,042,035

Deductions from net assets attributable to
Benefits paid to participants	4,074,524	2,998,439
Deemed distributions	10,282	---
Administrative expenses	22,655	20,711
Total deductions	4,107,461	3,019,150

Net increase (decrease)	4,468,948	(1,977,115)

Net assets available for benefits
Beginning of year	26,896,079	28,873,194
End of year	$31,365,027	$26,896,079

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK

401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Macatawa Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan's provisions.

Description of the Plan

General: The Plan is a defined contribution plan covering substantially all employees of Macatawa Bank Corporation (“Plan Sponsor” or “Corporation”) who have attained the age of 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).   The Plan custodian is Matrix Trust Company and the Macatawa Bank Corporation common stock in the Plan is held at TD Ameritrade.

Contributions:  Participants may contribute a portion of their annual compensation as pre-tax contributions, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code.  In addition, the Plan also allows for Roth after-tax contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Individual Retirement Accounts.   The Plan Sponsor contributes a safe harbor matching contribution of 100% of the first 3% and 50% of the second 2% of base compensation that a participant contributes to the Plan.  Effective April 23, 2020, the Plan Sponsor suspended the matching contributions in response to the economic conditions caused by the COVID-19 pandemic.

Effective January 1, 2018, the Plan has established an automatic deferral feature.  For all eligible participants who are hired on or after January 1, 2018 and who do not complete a Salary Deferral election designating an alternate deferral percentage (including an election not to defer), the Plan will automatically withhold 3% of eligible compensation from their paycheck.

Participants direct the investment of contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, a common/collective trust and Macatawa Bank Corporation common stock as investment options for participants.  Contributions are subject to certain limitations.  Effective March 31, 2020, the Plan no longer allows participants to purchase additional Macatawa Bank Corporation common stock.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, as applicable.  Allocations are based on the ratio of each participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in employee deferral and employer matching contributions, plus actual earnings thereon.

Notes Receivable:  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the balance in the participant's account and bear interest at the prime rate plus one (effective rate of 5.75% at December 31, 2019) which is commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  The interest rates ranged from 4.25% to 6.50% on notes receivable outstanding at December 31, 2019.  Principal and interest is paid to the Plan ratably through payroll deductions.  The notes receivable are to be repaid over a period not to exceed five years.  The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years.  A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the Participant will use as a principal residence.

Payment of Benefits:  On termination of service due to death, disability or retirement, a participant is required to receive a lump-sum amount equal to the value of his or her vested interest in his or her account as defined by the Plan agreement.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  In-service withdrawal of account balances may be elected by active participants who have reached 59½ years of age.  The Plan allows for participants to receive hardship distributions.

Administrative Expenses:  The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  An administrative fee is charged to those participants electing to receive a distribution and a quarterly administrative fee is charged to all participant accounts.  There is also an administrative service fee charged to the individual participant’s account at the time a note receivable is issued.

MACATAWA BANK

401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 2 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a direct reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest.  Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits:  Benefits are recorded when paid.

Subsequent Event - COVID-19 – On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spread globally beyond its point of origin.  In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.  As discussed in Note 1, the Plan sponsor suspended the matching contributions to the Plan in response to the economic conditions caused by the COVID-19 pandemic.  It is uncertain as to the full magnitude that the pandemic will have on the the Plan’s financial condition, liquidity, and future results of operations.  Plan management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry and workforce.  Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Plan is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

The pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets.  As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019.  Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent period is, if any, and related impact on the Plan’s liquidity cannot be determined at this time.  The value of Macatawa Bank Corporation stock decreased from $11.13 at December 31, 2019 to $7.01 at May 20, 2020.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes several relief provisions available to tax qualified retirement plans and their participants. Plan management is currently evaluating the impact of the CARES Act on the Plan.

MACATAWA BANK

401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – INVESTMENTS AND FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

	●	quoted prices for similar assets or liabilities in active markets;

	●	quoted prices for identical or similar assets or liabilities in inactive markets;

	●	inputs other than quoted prices that are observable for the asset or liability; and

	●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds:  Shares held in mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.  The NAV is based on the quoted market prices of the underlying shares owned by the fund, minus its liabilities, then divided by the number of shares outstanding.

Common/collective trust: The fair value of participation units held in the  Reliance Trust Stable Value Fund (MetLife Series 25157, Class 0), a common/collective trust (CCT) is based on net asset value, as reported by the manager of the collective trust fund, Reliance Trust Company, and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The CCT invests in the MetLife Group Annuity Contracts 25157 and 37001, which consist of separately managed investment portfolios in fixed income securities, and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Fund to maintain a constant net asset value. The CCT provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements.

Common stock:  Macatawa Bank Corporation common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACATAWA BANK

401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – INVESTMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	Level 1	Level 2		Level 3		Other (1)	Total
2019
Total mutual funds	27,342,839		---		---	---	27,342,839
Common/collective trust	---		---		---	1,755,108	1,755,108
Macatawa Bank Corp. common stock - financial institution	1,936,030		---		---	---	1,936,030
Total investments at fair value	$29,278,869	$	---	$	---	$1,755,108	$31,033,977

(1) - Assets measured at net asset value (NAV) and therefore excluded from the fair value hierarchy

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

	Level 1	Level 2		Level 3		Other (1)	Total
2018
Total mutual funds	21,991,929		---		---	---	21,991,929
Common/collective trust	---		---		---	1,710,756	1,710,756
Macatawa Bank Corp. common stock - financial institution	2,740,275		---		---	---	2,740,275
Total investments at fair value	$24,732,204	$	---	$	---	$1,710,756	$26,442,960

(1) - Assets measured at net asset value (NAV) and therefore excluded from the fair value hierarchy

Changes in Fair Value Levels:  The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets available for benefits. For the years ended December 31, 2019 and 2018, there were no transfers in or out of levels 1, 2 or 3.

MACATAWA BANK

401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - RELATED PARTY TRANSACTIONS

Macatawa Bank Corporation, through its trust department, serves as trustee for the Plan.  Therefore, all transactions between the Plan and Macatawa Bank Corporation constitute party-in-interest transactions.  The 173,947 and 284,854 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2019 and 2018, represent approximately 0.51% and 0.84% of the Corporation’s total outstanding shares of common stock, respectively, as of those dates.

Cash dividends totaling $64,258 and $74,071 were paid to the Plan by Macatawa Bank Corporation during 2019 and 2018, respectively.

NOTE 4 - INCOME TAX STATUS

The Corporation’s Board of Directors adopted a volume submitter 401(k) plan document.  The Plan Sponsor has received, from the Internal Revenue Service, an opinion letter dated January 30, 2017, stating that the written form of the underlying volume submitter plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code.  The Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - PLAN TERMINATION

The Plan Sponsor has not expressed any intent to terminate the Plan subject to the provisions of ERISA.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various mutual funds and a common/collective trust with underlying assets consisting of any combination of stocks, bonds, fixed income securities, and other investment securities, and in shares of Macatawa Bank Corporation common stock.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401 (k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019
PLAN #001
EIN 38-3378283
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual funds
	Vanguard	Vanguard 500 Index Fund - Admr	**	$3,743,529
	T. Rowe Price	T Rowe Price Growth Stock Fd	**	3,711,992
	T. Rowe Price	T Rowe Price Mid-Cap Grth Fd	**	3,418,975
	Dodge and Cox Funds	Dodge & Cox Stock Fund	**	3,279,704
	Vanguard	Vanguard Small-Cap Index - Admr	**	1,854,714
	Oppenheimer	Invesco Oppenheimer Intl Diversified R6	**	1,101,626
	T. Rowe Price	T.Rowe Price Retirement 2050	**	1,045,093
	T. Rowe Price	T. Rowe Price Retirement 2030	**	932,203
	T. Rowe Price	T. Rowe Price Retirement 2040	**	867,177
	Janus Henderson	Janus Henderson Triton Fund N Shares	**	847,236
	Vanguard	Vanguard Mid-Cap Index Fd - Admr	**	817,422
	Vanguard	Vanguard Int-Trm Bond Index - Admr	**	694,068
	T. Rowe Price	T. Rowe Price Personal Strat Bal I	**	692,310
	Dodge and Cox Funds	Dodge & Cox Intl Stock Fund	**	513,401
	Vanguard	Vanguard Short Term Investment Grade Fund	**	476,310
	T. Rowe Price	T. Rowe Price Personal Strategy Growth Fund	**	413,608
	T. Rowe Price	T. Rowe Price Retirement 2020	**	387,844
	Vanguard	Vanguard Mid-Cap Value Index Fund	**	332,343
	American EuroPacific	Am Funds Europacific Growth Fund Clr-6	**	311,173
	DFA	DFA US Small Cap Value Portfolio	**	290,679
	Vanguard	Vanguard Long-Term Corp Fd - Inv	**	278,573
	Oppenheimer	Invesco Oppenheimer A Mental Alternatives	**	273,141
	DFA	DFA International Value Fd	**	224,001
	First Eagle	First Eagle Global Fd - A	**	205,813
	Vanguard	Vanguard Reit Index Fd - Adm	**	204,161
	T. Rowe Price	T. Rowe Price Retirement 2060	**	180,943
	T. Rowe Price	T. Rowe Price Personal Strat Inc Fund I	**	145,445
	Vanguard	Vanguard Inf Protected Sec	**	71,009
	DFA	DFA International Core Equity	**	28,347
	Total mutual funds			27,342,839
	Common/collective trust
	Reliance Metlife	Reliance Metlife Gac Series 25157 CL 0	**	1,755,108
	Common stock
*	Macatawa Bank Corporation	173,947 shares of common stock	**	1,936,030
	Total investments at fair value			31,033,977
	Cash
*	Cash	Cash	**	10,762
*	Participant loans	Loans, interest rates ranging from 4.25% to 6.50%, collateral - participant account balances		320,288
	Total			$31,365,027

(*)	An asterisk in this column identifies a party-in-interest as defined by ERISA
(**)	Cost is not required because all investments are participant directed.

EXHIBITS

The following exhibits are filed as part of this report:

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

MACATAWA BANK 401 (k) PLAN

Dated: May 21, 2020	By:	/s/ Jon W. Swets
Jon W. Swets
Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP